Filed Pursuant to Rule 433

Registration No. 333-223208

FREE WRITING PROSPECTUS

June 21, 2018

(To Prospectus dated February 26, 2018 and

Prospectus Supplement dated February 26, 2018 )

HSBC USA Inc.

Leveraged Steepener Notes

▶	5 year Leveraged Steepener Notes due July 3, 2023

▶	Quarterly interest payments at a fixed rate of 4.00% per annum for the first year of the term of the notes

▶	After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to at least 7.25 (to be determined on the Pricing Date) times the difference, if any, between the 30-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate

▶	Any payment on the notes is subject to the credit risk of HSBC USA Inc.

The notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-12 of this free writing prospectus.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-6 of this document and page S-1 of the accompanying prospectus supplement.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $970.00 and $980.00 per security, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-3 and “Risk Factors” beginning on page FWP-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000 /	$10 /	$990 /

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 in principal amount of the notes in connection with the distribution of the notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-12 of this free writing prospectus.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Leveraged Steepener Notes

The offering of Leveraged Steepener Notes due July 3, 2023 (the “notes”) will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to a single offering of notes. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly interest payments at a fixed rate per annum for the first year of the term of the notes. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to at least 7.25 (to be determined on the Pricing Date) times the difference, if any, between the 30-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate. The following key terms relate to the offering of these notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A (S&P), A2 (Moody’s)†
Principal Amount:	$1,000 per note.
Trade Date:	June 27, 2018
Pricing Date:	June 27, 2018
Original Issue Date:	July 3, 2018
Maturity Date:	Expected to be July 3, 2023, or if that day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Principal Amount of your notes plus any accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest Rate:

For each Interest Payment Period from and including the Original Issue Date to but excluding the first anniversary of the Original Issue Date (the "Fixed Rate Payment Period"): 4.00% per annum.

For each Interest Payment Period from and including the first anniversary of the Original Issue Date to but excluding the Maturity Date (the "Floating Rate Payment Period"): a rate per annum equal to the greater of (a) the Interest Floor Rate and (b) the Reference Rate multiplied by at least 7.25 (to be determined on the Pricing Date). The interest rate with respect to each Interest Payment Period during the Floating Rate Payment Period will be reset quarterly on the applicable Interest Determination Date.

Reference Rate:	The 30-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate (the “CMS Rates”)
Interest Payment Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Floor Rate:	0.00% per annum
Interest Determination Dates:	Two Government Securities Business Days immediately preceding the beginning of each Interest Payment Period during the Floating Rate Payment Period.
30-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 30-Year Constant Maturity Swap Rate as published on Reuters page “ISDAFIX1” on the applicable Interest Determination Date. If, on any Interest Determination Date, the 30-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 30-Year Constant Maturity Swap Rate in accordance with the procedures set forth under “Description of Notes—CMS Rate Notes” in the accompanying prospectus supplement.

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2-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 2-Year Constant Maturity Swap Rate as published on Reuters page “ISDAFIX1” on the applicable Interest Determination Date. If, on any Interest Determination Date, the 2-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 2-Year Constant Maturity Swap Rate in accordance with the procedures set forth under “Description of Notes—CMS Rate Notes” in the accompanying prospectus supplement.
Discontinuance of the CMS Rates:

If the calculation agent determines that the CMS Rates have been discontinued on an Interest Determination Date, it will substitute for the CMS Rates an industry-accepted substitute or successor base rate chosen by the calculation agent in its sole discretion. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the Interest Determination Dates and any method for obtaining the substitute or successor to the CMS Rates if such rate is unavailable on the relevant business day, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

In the event that the calculation agent determines, in its sole discretion, that there is no industry-accepted substitute or successor base rate, then the CMS Rates will be determined using the alternative methods described in the accompanying prospectus supplement under “Description of Notes — CMS Rate Notes.” See “Risk Factors — The Constant Maturity Swap Rates Are Based on Hypothetical Interest Rate Swaps Referencing 3-Month LIBOR: It is Unclear How Changes in the Method For Determining 3-Month LIBOR May Affect the Value of the Notes.

Interest Payment Dates:	The 3rd calendar day of each January, April, July, and October, commencing on October 3, 2018, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant interest payment shall be made on the next succeeding Business Day and no additional interest will accrue for the applicable Interest Payment Period from and after the originally scheduled Interest Payment Date. If the Maturity Date falls on a date that is not a Business Day, payment of the Interest and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Estimated Initial Value:	The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The Estimated Initial Value of the notes, Which Will Be Determined By Us On the Pricing Date, Will Be Less Than the Price to Public and May Differ From the Market Value of the Securities in the Secondary Market, If Any.”
CUSIP/ISIN:	40435FH91 / US40435FH913
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

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GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments that accrue at a per annum rate equal to at least 7.25 (to be determined on the Pricing Date) times the difference, if any, between the CMS Rates, subject to the Interest Floor Rate. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. You should not construe the offering of the notes as a recommendation as to the merits of acquiring an investment linked to the Reference Rate or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated February 26, 2018 and the prospectus supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-6 of this free writing prospectus and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Interest

Interest is paid quarterly and accrues at the applicable interest rate. Interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Interest Payment Dates are the 3rd calendar day of each January, April, July, and October, commencing on October 3, 2018, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Interest Payment Date will be the next succeeding Business Day and interest will not continue to accrue in respect of that Interest Payment Period. For information regarding the record dates applicable to the interest paid on the notes, please see the section entitled “Description of Notes – Interest and Principal Payments — Recipients of Interest Payments” on page S-14 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the notes on a day that would otherwise be a “Business Day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

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INVESTOR SUITABILITY

The notes may be suitable for you if:

▶	You are willing to make an investment based on a fixed rate during the Fixed Rate Payment Period and dependent thereafter on the Reference Rate times at least 7.25 (to be determined on the Pricing Date).

▶	You believe the Reference Rate will generally be positive on the Interest Determination Dates by an amount sufficient to provide you with a satisfactory return on your investment.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to hold the notes to maturity.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶	You are unwilling to invest in notes that are based on the Reference Rate applicable to each Interest Payment Date during the Floating Rate Payment Period.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You seek an investment for which there will be an active secondary market.

▶	You are unable or unwilling to hold the notes to maturity.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

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Risk Factors

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement including the explanation of risks relating to the notes described in the following sections:

•	“— Risks Relating to All Note Issuances” in the prospectus supplement.

The Amount of Interest Payable Quarterly During the Floating Rate Payment Period Is Uncertain and Could Be Equal to the Interest Floor Rate.

You will receive a quarterly interest payment on each Interest Payment Date during the Floating Rate Payment Period that accrues at a rate per annum equal to the Reference Rate times at least 7.25 (to be determined on the Pricing Date), subject to the Interest Floor Rate of 0.00% per annum. The 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, on which the Reference Rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate to increase or decrease. A decrease in the 30-Year Constant Maturity Swap Rate during the Floating Rate Payment Period may result in a reduction of the applicable interest rate, as may an increase in the 52-Year Constant Maturity Swap Rate. The quarterly interest rate on the notes after July 3, 2019 may be equal to the Interest Floor Rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The Notes Are Not Ordinary Debt Securities and the Interest Rate Is Not Fixed for any Floating Rate Payment Period and Is Variable.

The interest rate is not fixed for any Floating Rate Payment Period but will vary depending on the Reference Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, does not actually pay at either such rate. We have no control over any fluctuations in the 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate.

The Notes Are Not Ordinary Debt Securities, and the Reference Rate Determination Presents Different Investment Considerations than Fixed Rate Notes.

The Reference Rate is determined by taking the 30-Year Constant Maturity Swap Rate and subtracting the 2-Year Constant Maturity Swap Rate. The 30-Year Constant Maturity Swap Rate must exceed the 2-Year Constant Maturity Swap Rate in order for you to earn an interest rate above the Interest Floor Rate. Additionally, increases in the 30-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 2-Year Constant Maturity Swap Rate. You may not benefit from an increase in the 30-Year Constant Maturity Swap Rate if the 2-Year Constant Maturity Swap Rate increases similarly. When determining whether to invest in the notes, you should focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Credit Risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including the return of the Principal Amount at maturity or any interest payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes

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and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the notes.

The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Pricing Date, Will Be Less Than the Price to Public and May Differ From the Market Value of the Notes in the Secondary Market, If Any.

The Estimated Initial Value of the notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. The implied borrowing rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The Price of Your Notes in the Secondary Market, If Any, Immediately After the Pricing Date Will Be Less Than the Price to Public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

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The Notes Lack Liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The Calculation Agent, Which is HSBC or One of its Affiliates, Will Make Determinations With Respect to the Notes.

As calculation agent, HSBC or one of its affiliates will determine the 30-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each Interest Payment Date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

Tax Treatment.

For a discussion of U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” below and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

The 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

The 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

•   interest and yield rates in the market,

•   changes in, or perceptions, about the future 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,

•   general economic conditions,

•   policies of the Federal Reserve Board regarding interest rates,

•   sentiment regarding underlying strength in the U.S. and global economies,

•   expectations regarding the level of price inflation,

•   sentiment regarding credit quality in the U.S. and global credit markets,

•   central bank policy regarding interest rates,

•   inflation and expectations concerning inflation,

•   performance of capital markets,

•   geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,

•   the time remaining to the maturity of the notes, and

•   the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 30-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the Interest Floor Rate and thus in the reduction of the interest payable on the notes.

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Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes.

It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAfix. If such manipulation occurred, it may have resulted in this rate or the quarterly difference in such rate being artificially lower (or higher) than it would have otherwise been. Any changes or reforms affecting the determination or supervision of ISDAfix in light of these investigations, may result in a sudden or prolonged increase or decrease in reported ISDAfix or the quarterly difference in ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your Notes, the value of your Notes and any payments on your Notes.

The Constant Maturity Swap Rates Are Based on Hypothetical Interest Rate Swaps Referencing 3-Month LIBOR: It is Unclear How Changes in the Method For Determining 3-Month LIBOR May Affect the Value of the Notes.

On September 28, 2012, the U.K. Government requested a review of LIBOR to address concerns about the accuracy of its calculation (the “Wheatley Review”). Based on the Wheatley Review, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority’s (the “FCA”) regulation and supervision of LIBOR (the “FCA Rules”) that took effect on April 2, 2013. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, ICE Benchmark Administration Limited was appointed as the independent LIBOR Administrator, effective February 1, 2014. On July 27, 2017, the Chief Executive of the FCA, which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere prior to the potential cessation of the publication of LIBOR in 2021 on LIBOR, the CMS Rates and the Notes.

If the CMS Rates are discontinued, the rate of interest applicable to the Notes during a Floating Rate Payment Period will be determined using an industry-accepted substitute or successor base rate chosen by the calculation agent in its sole discretion as described above under “Discontinuance of the CMS Rates.” If the calculation agent determines, in its sole discretion, that there is no industry-accepted substitute or successor base rate, such rate of interest will be determined using the alternative methods in the accompanying prospectus supplement under “Description of Notes—CMS Rate Notes.” Any of these methods of determination may result in interest payments during an affected Floating Rate Payment Period that are lower than or that do not otherwise correlate over time with the interest payments that would have been made on the Notes during such Floating Rate Payment Period if the CMS Rates were available in their current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of the CMS Rates may make one or more of the alternative methods of determination impossible or impracticable. If all of the alternative methods of determination are impossible or impracticable, the CMS Rates for the relevant Interest Determination Date would remain the CMS Rates for the immediately preceding Floating Rate Payment Period, which could remain in effect for the remaining term of the Notes, and the value of the Notes may be adversely affected.

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ILLUSTRATIVE EXAMPLES

During the Fixed Rate Payment Period, from and including the Original Issue Date to but excluding the first anniversary of the Original Issue Date, the notes will pay interest at a rate of 4.00% per annum, and on each Interest Payment Date during the Fixed Rate Payment Period you will receive an interest payment in the amount of $10.00 per $1,000 in principal amount of the notes.

During the Floating Rate Payment Period, the notes will pay interest at a rate equal to the Reference Rate times at least 7.25 (to be determined on the Pricing Date). However, in no case will the notes pay interest at a rate that is less than the Interest Floor Rate. The Reference Rate is equal to the 30-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Rate, and we cannot predict the Reference Rate on any Interest Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the Interest Floor Rate of 0.00% per annum.

Hypothetical Reference Rate	Interest Floor Rate	Hypothetical Interest Rate Per Annum (Reference Rate x 7.25, subject to the Interest Floor Rate)	Hypothetical Interest Payment
5.00%	0.00%	36.2500%	$90.62500
4.00%	0.00%	29.0000%	$72.50000
3.00%	0.00%	21.7500%	$54.37500
2.50%	0.00%	18.1250%	$45.31250
2.00%	0.00%	14.5000%	$36.25000
1.75%	0.00%	12.6875%	$31.71875
1.50%	0.00%	10.8750%	$27.18750
1.20%	0.00%	8.7000%	$21.75000
1.10%	0.00%	7.9750%	$19.93750
1.00%	0.00%	7.2500%	$18.12500
0.80%	0.00%	5.8000%	$14.50000
0.70%	0.00%	5.0750%	$12.68750
0.50%	0.00%	3.6250%	$9.06250
0.40%	0.00%	2.9000%	$7.25000
0.30%	0.00%	2.1750%	$5.43750
0.20%	0.00%	1.4500%	$3.62500
0.10%	0.00%	0.7250%	$1.81250
0.00%	0.00%	0.0000%	$0.0000
-1.00%	0.00%	0.0000%	$0.0000
-2.00%	0.00%	0.0000%	$0.0000
-3.00%	0.00%	0.0000%	$0.0000
-5.00%	0.00%	0.0000%	$0.0000
-10.00%	0.00%	0.0000%	$0.0000

Example 1: On an Interest Determination Date, the Reference Rate times 7.25 is equal to 2.90%. Because the Reference Rate times 7.25 is 2.90%, the interest rate for the corresponding Interest Payment Date during the Floating Rate Payment Period is 2.90% per annum, and the interest payment on that Interest Payment Date would be $7.25 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 × Interest Rate × 90/360

= $1,000 × 2.90% × 90/360

= $7.25

Example 2: On an Interest Determination Date, the Reference Rate times 7.25 is equal to -1.00%. Because the Reference Rate times 7.25 is -1.00%, which is less than the Interest Floor Rate of 0.00%, the interest rate for the corresponding Interest Payment Date during the Floating Rate Payment Period is equal to the Interest Floor Rate of 0.00% per annum, and the interest payment on that Interest Payment Date would be $0.00 per $1,000 in principal amount of the notes:

$1,000 × Interest Rate × 90/360

= $1,000 × 0.00% × 90/360

= $0.00

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Historical Performance of the Reference Rate

The following graph sets forth the historical performance of the Reference Rate based on the daily historical closing levels of the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate from January 1, 2008 through June 18, 2018. We derived the Reference Rate from the closing rates of the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The Reference Rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any Floating Rate Payment Period.

The Reference Rate, as derived from data that appeared on Bloomberg Professional® Service on June 18, 2018 was 0.167%. The Reference Rate as derived from Bloomberg Professional® Service may not be indicative of the Reference Rate that will be derived from the applicable Reuters page.

[Historical Performance of (i) the 30-Year Constant Maturity Swap Rate less (ii) the 2-Year Constant Maturity Swap Rate]

Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

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EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest to but excluding the date of acceleration, calculated on the basis of 360 day year consisting of twelve thirty day months.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 in principal amount of the notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

We expect that delivery of the notes will be made against payment for the notes on the third business day following the Trade Date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Based on current market conditions, we intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, based on current market conditions, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount (“OID”) in gross income each year, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

Based on the factors described in the section, “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement, in order to illustrate the application of the noncontingent bond method to the notes, we have estimated that the comparable yield of the notes, solely for U.S. federal income tax purposes, will be 3.53% per annum (compounded quarterly). In addition, we have computed a “projected payment schedule” that produces the comparable yield and includes the projected amount of the interest payments.

Further, based upon the method described in the section, “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for notes that have a principal amount of $1,000.00 and an issue price of $1,000.00 consists of 4 quarterly payments of $10.00 for the first year and of 4 quarterly payments of $8.51 for each year thereafter until maturity, except that the final projected payment at maturity is scheduled to be $1,008.51.

Year	[OID Income]
2018	$17.46
2019	$35.20
2020	$35.20
2021	$35.24
2022	$35.28
2023	$17.85

However, if the actual amount of interest payments in a taxable year is different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals when such amounts are paid. Adjustments arising from interest payments that are greater than the projected amounts of those payments are referred to as “positive adjustments”; adjustments arising from interest payments that are less than the projected amounts are referred to as “negative adjustments.” Any net positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the note.

U.S. holders should also note that the actual comparable yield may be different than as provided in this summary depending upon market conditions on the date the notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule, as determined by us, by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder

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must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$   Leveraged Steepener Notes

due July 3, 2023

June 21, 2018

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-4
Investor Suitability	FWP-5
Risk Factors	FWP-6
Illustrative Examples	FWP-10
Historical Performance of the Reference Rate	FWP-11
Events of Default and Acceleration	FWP-12
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-12
U.S. Federal Income Tax Considerations	FWP-13

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-10
Description of Notes	S-12
Use of Proceeds and Hedging	S-36
Certain ERISA Considerations	S-37
U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution (Conflicts of Interest)	S-61

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	36
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	41
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

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